

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2024

Robert Lisicki
Chief Executive Officer
Zura Bio Limited
1489 W. Warm Springs Rd. #110
Henderson, NV 89014

      Re: Zura Bio Limited
           Registration Statement on Form S-1
           Filed May 24, 2024
           File No. 333-279719

Dear Robert Lisicki:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Life Sciences

cc: Brandon Fenn